ICZOOM GROUP INC.

June 10, 2022

Mr. Donald Field
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ICZOOM Group Inc. Amendment No. 8 to Registration Statement on Form F-1 Filed May 27, 2022 File No. 333-259012

Dear Mr. Field:

This letter is in response to the letter dated June 7, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 8 to Registration Statement on Form F-1

Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Ordinary Shares to Foreign Investors, page 10

1.	We note your response to our prior comment 1 and reissue in part. Please refer to the first paragraph. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure and the applicable opinion paragraph, namely Section C(6), of Exhibit 99.7.

Response: In response to the Staff’s comments, we revised the disclosure on page 10 of the Registration Statement. We also filed the revised opinion of Han Kun Law Offices, our PRC counsel, as Exhibit 99.7 accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

cc:	Arila Zhou, Esq.
Robinson & Cole LLP

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